Exhibit 99.1

Navigator Gas Announces Signing of $300 Million Senior Secured Term Loan and

Revolving Credit Facility

LONDON, May 5, 2025 – Navigator Holdings Ltd. (described herein as “Navigator Gas” or the “Company”) (NYSE: NVGS), the owner and operator of the world’s largest fleet of handysize liquefied gas carriers, announces today that on May 2, 2025, its subsidiaries Navigator Gas L.L.C. and Othello Shipping Company S.A. (the “Borrowers”) entered into a senior secured term loan and revolving credit facility (the “Facility Agreement”), with Nordea Bank Abp filial i Norge, Danish Ship Finance A/S, Danske Bank A/S, DNB (UK) Limited, ING Bank N.V., London Branch and Skandinaviska Enskilda Banken AB (publ), pursuant to which such lenders made available to the Borrowers up to $300 million, subject to the terms and conditions set out in the Facility Agreement.

The loan is available to be drawn by the Company not later than June 30, 2025, and will be used to repay the Company’s existing September 2020 secured loan facility in the amount of $143.4 million due to mature in September 2025, and the Company’s existing October 2013 secured loan facility due to mature in May 2027 in the outstanding amount of $14.7 million, and thereafter be available for general corporate and working capital purposes.

The Facility Agreement has a tenor of six years, maturing in 2031, and amounts outstanding will bear interest on a quarterly basis at SOFR plus 170 basis points. The Facility Agreement is secured by eight of the Company’s vessels.

Obligations under the Facility Agreement are guaranteed by the Company. The Facility Agreement contains certain conditions, covenants and events of default.

Mads Peter Zacho, Chief Executive Officer, commented:

“The signing of the Facility Agreement is a key milestone for Navigator Gas in 2025 and continues to underscore our commitment to build on our strong financial footing while significantly pushing out our debt maturities. Against the backdrop of current global economic uncertainty, we believe the signing of the Facility Agreement at a record low margin for the Company also demonstrates the confidence shown in Navigator Gas by our banking partners.”

About Navigator Gas

Navigator Holdings Ltd. (described herein as “Navigator Gas” or the “Company”) is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. Navigator Gas’ fleet consists of 59 semi- or fully-refrigerated liquefied gas carriers, 28 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow.

Navigator Gas’ common stock trades on the New York Stock Exchange under the symbol “NVGS”.

For media enquiries or further information, please contact:

Alexander Walster

Head of ESG & Communications

Email: communications@navigatorgas.com

Verde, 10 Bressenden Place, London, SW1E 5DH, UK

Tel: +44 (0)7857 796 052, +44 (0)20 7045 4114

Navigator Gas Investor Relations

Email: investorrelations@navigatorgas.com, randy.giveans@navigatorgas.com

333 Clay Street, Suite 2400, Houston, Texas, U.S.A. 77002

Tel: +1 713 373 6197, +44 (0)20 7340 4850

Investor Relations / Media Advisors

Nicolas Bornozis / Paul Lampoutis

Capital Link – New York

Tel: +1-212-661-7566

Email: navigatorgas@capitallink.com

Forward looking statements

This press release contains certain “forward-looking” statements (as defined by the Securities and Exchange Commission) concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “will,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology.

These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include but are not limited to those set forth in the periodic reports Navigator files with the U.S. Securities and Exchange Commission.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

Category: Financial